UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
(Rule 13d-102)
Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c) and (d)
and Amendments Thereto Filed Pursuant to § 240.13d-2
Under the Securities Exchange Act of 1934
(Amendment No. 17)

Smith Micro Software, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
832154207
(CUSIP Number)
December 31, 2022
(Date of Event Which Require Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 832154207	SCHEDULE 13G/A	Page 2 of 6 pages

1.	Names of Reporting Person William W. Smith, Jr.
2.	Check the Appropriate Box If A Member of A Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: USA
Number Of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 342,688
	6.	Shared Voting Power 4,864,704[1]
	7.	Sole Dispositive Power 342,688
	8.	Shared Dispositive Power 4,864,704
9.	Aggregate Amount Beneficially Owned By Each Reporting Person William W. Smith, Jr. - 5,207,392[1]
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable.
11.	Percent of Class Represented By Amount in Row 9 9.3%[2]
12.	Type of Reporting Person (See Instructions) IN

[1]	Includes 4,864,704 shares held in the name of the Smith Living Trust, for which Mr. Smith and his spouse are co-trustees.
[2]	Based on 56,237,081 shares of common stock outstanding as of November 2, 2022 as reported by the issuer in its Quarterly Report on Form 10-Q filed on November 14, 2022.

CUSIP No. 832154207	SCHEDULE 13G/A	Page 3 of 6 pages

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Schedule 13G/A
Under the Securities Exchange Act of 1934

Item 1(a)	Name of Issuer:
Smith Micro Software, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:
5800 Corporate Drive
Pittsburgh, PA 15237

Item 2(a).	Name of Person Filing:
William W. Smith, Jr.

Item 2(b).	Address of Principal Business Office or, if None, Residence:
5800 Corporate Drive
Pittsburgh, PA 15237

Item 2(c).	Citizenship:
USA

Item 2(d).	Title of Class of Securities: Common Stock, $0.001 par value

Item 2(e).	CUSIP Number: 832154207

Item 3.	If this statement is being filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the
Investment Company Act (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: N/A

CUSIP No. 832154207	SCHEDULE 13G/A	Page 4 of 6 pages

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
Item 4(a) Amount beneficially owned:

William W. Smith, Jr.	5,207,392[1]
Item 4(b) Percent of class: 9.3%2
Item 4(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:	342,688
(ii) Shared power to vote or to direct the vote:	4,864,704[1]
(iii) Sole power to dispose or to direct the disposition of:	342,688
(iv) Shared power to dispose or to direct the disposition of:	4,864,704[1]

[1]	Includes 4,864,704 shares held in the name of the Smith Living Trust, for which Mr. Smith and his spouse are co-trustees.
[2]	Based on 56,237,081 shares of common stock outstanding as of November 2, 2022 as reported by the issuer in its Quarterly Report on Form 10-Q filed on November 14, 2022.

Item 5.	Ownership of Five Percent or Less of a Class.
Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
As identified in Item 4 above, 4,864,704 shares are held in the name of the Smith Living Trust, for which Mr. Smith and his spouse are co-trustees.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not Applicable.

CUSIP No. 832154207	SCHEDULE 13G/A	Page 5 of 6 pages

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of the Group.
Not Applicable.

Item 10.	Certifications.
Not Applicable.

CUSIP No. 832154207	SCHEDULE 13G/A	Page 6 of 6 pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2023	By:	/s/William W. Smith, Jr.
William W. Smith, Jr.